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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox Financial Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2129 North Josey Lane
(No. and Street)

Carrollton	Texas	75006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CH 3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox Financial Management Corporation**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title



SCOTT BRANTLEY
Notary Public, State of Texas
My Commission Expires 11-04-08

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX FINANCIAL MANAGEMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox Financial Management Corporation

We have audited the accompanying statement of financial condition of Fox Financial Management Corporation, as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Financial Management Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 35,766
Receivable from related parties	9,049
Prepaid management fees	14,000
Marketable securities	130,266
Clearing deposit	56,675
TOTAL ASSETS	$ 245,756

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Margin payable to broker/dealer	$ 20,139
Commissions payable	20,409
TOTAL LIABILITIES	40,548

Stockholders' Equity

Common stock, 10,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	58,438
Retained Earnings	145,770
TOTAL STOCKHOLDERS' EQUITY	205,208
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 245,756

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Income
Year Ended December 31, 2006

Revenue	
Securities commissions	$ 107,801
Private placement revenue	19,586
Insurance commissions	15,785
Other revenue	17,950
TOTAL REVENUE	$ 161,122
Expenses	
Compensation and related costs	90,584
Management fees to related party	94,200
Clearing charges	5,509
Interest	409
Occupancy and equipment	2,229
Regulatory fees and expenses	9,513
Promotion	3,068
Professional fees	9,514
Other expenses	4,859
TOTAL EXPENSES	219,885
Net loss before other income	(58,763)
Other Income (Loss)	
Realized gain on marketable securities	25,359
Realized gain on securities sold, not yet purchased	3,685
Unrealized loss on marketable securities	(25,492)
Unrealized gain on securities sold, not yet purchased	4,320
Net other income	7,872
NET LOSS	$ (50,891)

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	1,000	$ 1,000	$ 52,750	$ 196,661	$ 250,411
Additional capital contributed	-	-	-	5,688	5,688
Net loss	-	-	-	(50,891)	(50,891)
Balances at December 31, 2006	1,000	$ 1,000	$ 52,750	$ 151,458	$ 205,208

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (50,891)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized gain on marketable securities	(25,359)
Realized gain on securities sold, not yet purchased	(3,685)
Unrealized loss on marketable securities	25,492
Unrealized gain on securities sold, not yet purchased	(4,320)
Change in assets and liabilities:	
Increase in receivable from related parties	(3,973)
Increase in prepaid management fees	(14,000)
Increase in clearing deposit	(56,675)
Decrease in accrued expenses	(188)
Increase in margin payable to broker/dealer	20,139
Increase in commissions payable	20,409
Net cash used in operating activities	(93,051)
Cash flows from investing activities:	
Cost to close securities sold, not yet purchased	(2,145)
Proceeds from sale of marketable securities	49,119
Net cash provided by investing activities	46,974
Cash flows from financing activities:	
Additional capital contributed	5,688
Net decrease in cash and cash equivalents	(40,389)
Cash and cash equivalents at beginning of year	76,155
Cash and cash equivalents at end of year	$ 35,766

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 409
Income taxes	$ -

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Fox Financial Management Corporation (Company) was incorporated in April 1997 as a Texas corporation. The Company's is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are primarily individuals located in the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

FOX FINANCIAL MANAGEMENT CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Private Placement Revenue

The Partnership recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Note 2 - Marketable Securities

Marketable securities consist of equity securities with a fair value totaling $130,266, cost of $289,300, accumulated unrealized losses of $159,034, and unrealized loss for the year ended December 31, 2006 of $21,172.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $72,032 and $50,000, respectively. The Company's net capital ratio was 0.28 to 1.

Note 4 - Income Taxes

The Company has a net operating loss carryforward of approximately $44,400 available to offset future taxable income. The net operating loss carryforward begins expiring in 2024. The net operating loss carryforward and the cumulative unrealized loss on marketable securities of $159,034 create a deferred tax asset of approximately $30,500; however, the entire amount has been offset by a valuation allowance.

Note 5 - Concentration of Credit Risk

The Company has marketable securities held by a national discount broker/dealer totaling of $130,266, or approximately 53%, of its total assets.

Note 6 - Related Party Transactions

The Company has a receivable from a related parties totaling $9,049 at December 31, 2006.

Under a services and support agreement effective May 2005, JR Fox & Co. (JR Fox), a related party, provides the Company with personal property and support staff and incurs general and administrative expenses for the benefit of the Company. Fees for such services are determined at the discretion of JR Fox. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. Fees incurred for the year ended December 31, 2006 under this Agreement totaled $94,200. At December 31, 2006, the Company had also prepaid management fees totaling $14,000 relating to 2007. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company and JR Fox are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Note 7 - Contingencies

The Company has been named by another NASD member firm as a defendant in a litigation in the 298th District Court, Dallas County relating to its activities as a broker/dealer in securities. The action seeks damages of unspecified amounts. While the outcome of the pending litigation cannot be predicted with certainty, management, having reviewed this action with outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency. The Company has also filed an arbitration with the NASD against this other NASD member firm.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Schedule I

FOX FINANCIAL MANAGEMENT CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2006

Total stockholders' equity qualified for net capital	$ 205,208
Deductions and/or charges	
Non-allowable assets:	
Receivable from related parties	9,049
Prepaid management fees	14,000
Marketable securities, net of margin payable	110,127
Total deductions and/or charges	133,176
Net Capital	$ 72,032
Aggregate indebtedness	
Commissions payable	$ 20,409
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 22,032
Ratio of aggregate indebtedness to net capital	0.28 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by Fox Financial Management Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Fox Financial Management Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Fox Financial Management Corporation (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2007

END